FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of June 2005
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [ X ]         Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]         No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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In connection with filing Form 12b-25 with respect to our Annual Report on Form
20-F for fiscal year 2004, we are furnishing the following documents as exhibits to this Form 6-K:


99.1 Audited consolidated financial statements prepared in accordance with International Financial Reporting Standards

99.2 Draft of Form 20-F (a substantially completed draft omitting U.S. Generally Accepted Accounting Principles reconciliation, Item 18 and exhibits)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                         CEZ, a. s.
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                                                        (Registrant)

Date:  June 30, 2005
                                                By:  /s/ Libuse Latalova
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                                                     Libuse Latalova
                                                Head of Finance Administration